Filed by German American Bancorp, Inc.

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Heartland BancCorp

Commission File No.: 333-281985

The following message will be attached to a shareholder newsletter to be mailed to shareholders of Heartland BancCorp on or about September 20, 2024 along with its second quarter results.

A Message from our Chairman, President & CEO

I am delighted to share with you our results for the second quarter 2024 and our recent July announcement of a merger with German American Bank of Jasper, Indiana (GABC). First, the quarterly results were very favorable. While loan demand has been somewhat waning in light of higher interest rates, we have been able to properly manage expenses, focus on non-interest income and ride the yield curve as it adjusts. In addition, our credit quality remains excellent.

I have heard from a few of you regarding our selection of GABC as a merger partner. German American is very well known in the banking industry as a solid-performing community bank, very much like ours, and founded by German American settlers in the Ohio River Valley in 1910. It is our hope that this strategic combination will allow us to be stronger together. The merger is subject to the receipt of approval by both GABC and HLAN shareholders.

If you have any questions, please do not hesitate to reach out. As always, thank you for your continued support and patronage.

Sincerely,

/s/ G. Scott McComb

G. Scott McComb

Scott.McComb@Heartland.Bank

For more information about our merger partner,

visit their website at GermanAmerican.com